                                                 RULE NO. 424(b)(3)
                                                 REGISTRATION NO. 333-42687


++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS SUBJECT TO +
+COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE           +
+SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE         +
+COMMISSION PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933. A FINAL + +PROSPECTUS SUPPLEMENT AND PROSPECTUS WILL BE DELIVERED TO PURCHASERS OF THESE + +SECURITIES. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE PROSPECTUS SHALL + +NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR + +SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, + +SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION +
+UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                                  +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED FEBRUARY 19, 1998

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 19, 1997

                                  $765,000,000
                          CUMMINS ENGINE COMPANY, INC.

    LOGO              $125,000,000  % NOTES DUE     , 2003
                      $225,000,000  % NOTES DUE     , 2005
                   $250,000,000  % DEBENTURES DUE     , 2028
                   $165,000,000  % DEBENTURES DUE     , 2098

                                  ----------

  Interest on each series of Notes and each series of Debentures (collectively,
the "Offered Securities") is payable on       and       of each year,
commencing      , 1998. Each series of Offered Securities is hereby offered separately, and not as a unit. The 2003 Notes (as defined herein) and the 2005 Notes (as defined herein) are not redeemable prior to maturity. The 2028 Debentures (as defined herein) and the 2098 Debentures (as defined herein) are redeemable at any time, in either case, in whole or in part, at the option of the Company at redemption prices equal to the greater of (i) 100% of the principal amount (or Accreted Value (as defined herein) in the case of the 2098 Debentures) of such Offered Securities and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined herein) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein), plus in each case accrued interest thereon to the date of redemption. See "Description of Offered Securities--Optional Redemption" .

  The Offered Securities will not be subject to any sinking fund. Upon the occurrence of a Tax Event (as defined herein), the Company will have the right to shorten the maturity of the 2098 Debentures to the extent required so that the interest paid thereon will continue to be deductible by the Company for United States federal income tax purposes. See "Description of Offered Securities--Conditional Right to Shorten Maturity of the 2098 Debentures".

  The Offered Securities will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company ("DTC"). Beneficial interests in such global securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, the Offered Securities will not be issued in definitive form. The Offered Securities will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of Offered Securities--General" and "--Book-Entry System".

                                  ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
  WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ----------

                                        INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                      OFFERING PRICE (1) DISCOUNT (2) COMPANY (1)(3)
                                      ------------------ ------------ --------------
Per Note due 2003....................            %              %              %
Total................................      $              $            $
Per Note due 2005....................            %              %              %
Total................................      $              $            $
Per Debenture due 2028...............            %              %              %
Total................................      $              $            $
Per Debenture due 2098...............            %              %              %
Total................................      $              $            $

-----
(1) Plus accrued interest, if any, from      , 1998.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act").
(3) Before deducting estimated expenses of $      payable by the Company.

                                  ----------

  The Offered Securities offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Offered Securities will be ready for delivery in book-entry
form only through the facilities of DTC in New York, New York on or about     ,
1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                           CREDIT SUISSE FIRST BOSTON
                                                               J.P. MORGAN & CO.

                                  ----------

             The date of this Prospectus Supplement is      , 1998.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF PENALTY BIDS IN CONNECTION WITH THE OFFERING. SUCH ACTIVITIES, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               ----------------

                             AVAILABLE INFORMATION

  The Securities and Exchange Commission (the "Commission") maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding Cummins Engine Company, Inc. The address of such site is: http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference:

    1. Annual Report on Form 10-K for the year ended December 31, 1996.

    2. Quarterly Reports on Form 10-Q for the quarterly periods ended March 30, June 29 and September 28, 1997.

    3. Current Report on Form 8-K, dated February 14, 1997.

    4. Each document filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference into this Prospectus Supplement and to be made a part hereof from the date of filing of such document.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

  The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus Supplement is delivered, upon the request of such person, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written requests should be addressed to Linda J. Hall, Director--Investor Relations, Mail Code 60118, 500 Jackson Street, Box 3005, Columbus, Indiana 47202-3005. Telephone requests may be directed to (812) 377-3121.

                                  THE COMPANY

  Cummins Engine Company, Inc. ("Cummins" or the "Company") is a leading worldwide designer and manufacturer of diesel engines, ranging from 76 to 6,000 horsepower. The Company also produces natural gas engines and engine components and subsystems. Cummins provides power and components for a wide variety of equipment in its key markets: automotive, power generation, industrial and filtration.

  Cummins sells its products to original equipment manufacturers ("OEMs"), distributors and other customers worldwide and conducts manufacturing, sales, distribution and service activities in most areas of the world. Sales of products to major international firms outside North America are transacted by exports directly from the United States and shipments from foreign facilities (operated through subsidiaries, affiliates, joint ventures or licensees) which manufacture and/or assemble Cummins' products.

  In 1997, approximately 56% of net sales were in the United States. International markets include Asia and Australia (16% of net sales); Europe and the Commonwealth of Independent States (14% of net sales); Mexico and Latin America (6% of net sales); Canada (6% of net sales); and Africa (2% of net sales).

AUTOMOTIVE

 HEAVY-DUTY TRUCK

  Cummins has a complete line of 8-, 10-, 11- and 14-litre diesel engines that range from 260 to 525 horsepower serving the heavy-duty truck market. The Company's heavy-duty diesel engines are offered as standard or optional power by most major heavy-duty truck manufacturers in North America. The Company's largest customer for heavy-duty truck engines in 1997 was Navistar International Corporation, which represented approximately 5% of the Company's net sales.

  For 1997, factory retail sales of North American heavy-duty trucks were 200,655 units, more than 14% above that of the previous year's level. Factory retail sales were 176,000 units in 1996 and 227,000 units in 1995. The Company's share of the North American heavy-duty truck engine market was 32% in 1997, based on data published by the American Automotive Manufacturers Association.

  Based on data published by the Society of Motor Manufacturers and Traders, the Company's share of engines for trucks sold in the United Kingdom was 12% in 1997.

  Based on data published by the National Association of Truck and Bus Manufacturers, in 1997 Cummins remained the leader of the heavy-duty truck market in Mexico, where the economy continued the recovery that began in 1996.

 MEDIUM-DUTY TRUCK

  The Company currently manufactures a line of diesel engines ranging from 130 to 300 horsepower serving medium-duty and intercity delivery truck customers worldwide. In 1996, the Company introduced its next generation of medium-duty diesel engines, with higher horsepower and electronic controls.

  The Company entered the North American medium-duty truck market in 1990. Based upon data published by R. L. Polk, the Company's share of the market for diesel-powered medium-duty trucks was 25% through November 1997. Ford Motor Company was the Company's largest customer of medium-duty engines for this market in 1997, representing approximately 4% of the Company's net sales.

  The Company sells its B and C Series engines and engine components outside North America to medium-duty truck markets in Asia, Europe, South America and India. In 1996, the Company expanded its relationship with Dongfeng Motor Corporation of China ("Dongfeng") from a license arrangement for the production of B Series engines to a joint venture for the production of C Series engines.

 BUS AND LIGHT COMMERCIAL VEHICLES

  Within this market segment, Cummins produces both diesel and natural gas engines for pickup trucks, school buses, transit buses, delivery trucks and recreational vehicles.

  In North America, Chrysler Corporation, which offers the Cummins B Series engine in its Dodge Ram pickup truck, was the Company's largest customer for medium-duty engines, representing approximately 8% of the Company's net sales in 1997. The Company's new 5.9 litre ISB electronic engine was introduced into the recreational vehicle market in 1997 and in the Dodge Ram pickup truck in early 1998. This engine increased horsepower from 215 to 235 in the manual transmission option.

  The Company's C Series and M11 diesel engines and L10 natural gas engines are available for the U.S. transit bus market. The demand for natural gas products continues to grow. At the 1996 Olympics in Atlanta, 95 of the 100 natural gas buses were equipped with the Company's engines. In 1995, Cummins introduced its C Series natural gas engines for school buses in the United States.

POWER GENERATION

  In 1997, power generation sales represented 21% of the Company's net sales. Products include Cummins' engines, Onan and Petbow generator sets and Newage alternators.

  The Company provides stationary electrical power generation products and services to major markets worldwide. The Company's joint venture with Wartsila Diesel International Ltd. Oy of Finland ("Wartsila") to produce high-horsepower engines is proceeding on schedule. The QSZ engine family was introduced by the joint venture in 1996 with initial deliveries in Europe and Asia. The production of power generation products for the utility industry has become an increasingly important market for the Company, with utilities turning to generator sets to manage peak and seasonal demands in lieu of making capital investments in additional capacity. In the mobile business, the Company produces generator sets and gasoline engines for a wide variety of applications through its subsidiary Onan Corporation ("Onan"), a leading supplier of power generation sets for recreational vehicles in the United States.

  Newage International Ltd. ("Newage") is a leading manufacturer of alternators in its product range. During 1997, Newage completed an expansion of manufacturing capacity at its joint venture in India. Production at its joint venture in China began in 1997.

INDUSTRIAL

  Cummins' engines power more than 3,000 models of equipment for the construction, logging, mining, agricultural, petroleum, rail, marine and government markets throughout the world. In 1997, the Company's engine shipments to these markets were a Company record 93,900 engines, an increase of approximately 21% compared to 1996.

  In construction markets, the Company's relationship with Komatsu Limited of Japan ("Komatsu") continued to expand. Cummins and Komatsu formed joint ventures in 1993 to produce Cummins' B Series engines in Japan and Komatsu's 30-litre engine in the United States. Production at both joint venture sites began in 1996. In 1997, a third joint venture with Komatsu to design industrial engines was announced. Also during 1997, Cummins and Case Corporation ("Case") jointly launched a financing program for manufacturers, dealers and customers of Cummins-powered industrial equipment. Cummins' relationships with Komatsu and Case provide a strong base in the Company's construction markets.

  The Company's high-horsepower QUANTUM engine was introduced in 1995 and enhanced in late 1996 with the introduction of two new products for the mining market.

  Marine product applications include recreational and commercial markets. The Company's joint venture with Wartsila will expand commercial product offerings to 6,000 horsepower diesel engines for the marine market, significantly above the 1,800 horsepower diesel engines currently available from the Company.

FILTRATION AND OTHER

  Fleetguard, Inc. ("Fleetguard"), Cummins' filtration subsidiary, is a leading designer and manufacturer of filtration products for the North American heavy-duty filter industry. Its products are also sold and produced in international markets, including Europe, South America, India, Australia and the Far East. Fleetguard also produces products for the specialty filtration market through its Kuss subsidiary located in Findlay, Ohio. In January 1998, the Company completed the purchase of Nelson Industries, Inc. ("Nelson"). Nelson is a world leader in the design, manufacture and distribution of exhaust systems, filtration systems and engine and industrial silencers.

  Turbochargers produced by Cummins' subsidiary, Holset Engineering Company ("Holset"), are sold worldwide. Holset's joint venture with Tata Engineering and Locomotive Company Limited of India ("TELCO") assembled and shipped its first turbochargers in 1996. A joint venture with Wuxi Power Engineering Company Limited in China also began production in 1996. During 1997, the vibration attenuation business of Holset was sold to Simpson Industries, Inc.

INTERNATIONAL

  The Company has manufacturing facilities worldwide, including major operations in Europe, India, Mexico and Brazil. Cummins has entered into license agreements that provide for the manufacture and sale of the Company's products in Turkey, China, Pakistan, South Korea, Indonesia and other countries.

  The Company continues to enter into and expand strategic alliances with business partners in various areas of the world.

  In 1997, the Company acquired an additional 1% of the outstanding shares of Kirloskar Cummins Limited, thereby becoming the majority owner, and changed its name to Cummins India Limited. It was also announced that the joint venture with Wartsila will be expanded to include worldwide marketing and service activities in addition to design, development and manufacturing. The Company entered this joint venture in 1995 to manufacture both diesel and natural gas engines above 2,500 horsepower.

  In 1996, a joint venture was formed with two of the Fiat Group companies, Iveco (trucks and buses) and New Holland (agricultural equipment), to design and manufacture the next generation of 4-, 5-, and 6-liter engines based on Cummins' 4- and 6-liter B Series engines. Also, operations at Dongfeng in China were expanded to include a joint venture for production of C Series engines in addition to the license for B Series engines.

  In 1995, the Company formed a joint venture in Chongqing with China National Heavy Duty Truck Corporation, previously Cummins' licensee, to manufacture a broad line of diesel engines in China.

  Cummins and Scania of Sweden have a joint venture to develop a fuel system for heavy-duty diesel engines. Cummins also has a joint venture with TELCO to manufacture Cummins' B Series engines in India for TELCO trucks. Cummins and Komatsu have formed joint ventures to manufacture the B Series engines in Japan and high-horsepower Komatsu-designed engines in the United States. In 1997, a third joint venture with Komatsu to design next-generation industrial engines was announced.

  Because of the Company's global business activities, its operations are subject to risks, such as currency controls and fluctuations, import restrictions and changes in national governments and policies.

  Sales to Asian markets represented 12% of the Company's net sales during 1997. In Indonesia, Malaysia, Thailand and Korea, the Company serves and provides replacement parts to the power generation and industrial markets. As compared with the third quarter of 1997, the Company's sales to these countries declined 9% in the fourth quarter of 1997. To date, the Company has not experienced any material effects in its markets in China, Hong Kong and Taiwan from the recent economic turmoil in the region.

RESEARCH AND DEVELOPMENT

  Cummins conducts an extensive research and engineering program to achieve product improvements, innovations and cost reductions for its customers, as well as to satisfy legislated emissions requirements. The Company is currently in the midst of a program to refurbish and extend its engine horsepower range. Cummins has introduced a variety of concepts in the diesel industry that combine electronic controls, computing capability and information technology. Research and development expenditures approximated $250 million in 1997, $235 million in 1996 and $230 million in 1995.

SALES AND DISTRIBUTION

  While the Company has supply agreements with some customers for Cummins' engines in both on- and off-highway markets, most of the Company's business is done on open purchase orders. These purchase orders usually may be canceled on reasonable notice without cancellation charges. Therefore, while incoming orders generally are indicative of anticipated future demand, the actual demand for the Company's products may change at any time. While the Company typically does not measure backlog, customers provide information about future demand, which is used by the Company for production planning. Lead times for producing the Company's engines are dependent upon the customer, market and application.

  While individual product lines may experience seasonal declines in production, there is no material effect on the overall demand for Cummins' products on a quarterly basis.

  The Company's products compete on a number of factors, including performance, price, delivery, quality and customer support. Cummins believes that its continued focus on cost, quality and delivery, extensive technical investment, full product line and customer-led support programs are key elements of its competitive position.

  Cummins warrants its engines, subject to proper use and maintenance, against defects in factory workmanship or materials for either a specified time period, mileage or hours of use. Warranty periods vary by engine family and market segment.

  There are approximately 7,800 locations in North America, primarily owned and operated by OEMs or their dealers, at which Cummins-trained service personnel and Cummins' parts are available to maintain and repair Cummins' engines. The Company's parts distribution centers are also located strategically throughout the world.

  Cummins also sells engines, parts and related products through distributorships worldwide. The Company believes its distribution system is an important part of its marketing strategy and competitive position. Most of its North American distributors are independently owned and operated. The Company has agreements with each of these distributors, which typically are for a term of three years, subject to certain termination provisions. Upon termination or expiration of an agreement, the Company is obligated to purchase various assets of the distributorship. The purchase obligation of the Company relates primarily to inventory of the Company's products, which can be resold by the Company over a reasonable period of time. In the event the Company had been required to fulfill its obligations to purchase assets from all distributors simultaneously at December 31, 1997, the aggregate cost would have been approximately $255 million. Management believes it is unlikely that a significant number of distributors would terminate their agreements at the same time, requiring the Company to fulfill its purchase obligations.

SUPPLY

  The Company manufactures many of the components that are used in its engines, including blocks, heads, rods, turbochargers, crankshafts and fuel systems. Cummins has adequate sources of supply of raw materials and components required for its operations and has arrangements with certain suppliers who are the sole sources for specific products. While the Company believes it has adequate assurances of continued supply, the inability of a supplier to deliver could have an adverse effect on production at certain of the Company's manufacturing locations.

EMPLOYMENT

  As at December 31, 1997, Cummins employed 26,300 persons worldwide, approximately 10,200 of whom are represented by various unions. The Company has labor agreements covering employees in North America, South America, the United Kingdom and India. In 1995, members of the Diesel Workers Union and the Office Committee Union at the Company's medium-duty engine plant in Southern Indiana ratified 5-year agreements. In 1995, members of the Office Committee Union ratified an early agreement which extends until 1999 for offices and plants in Southern Indiana and the Company's Technical Center. In 1993, members of the Diesel Workers Union reached an agreement that extends until the year 2004. In 1995, members of the United Auto Workers at Fleetguard, located in Cookeville, Tennessee, reached an agreement that expires in the year 1999. In 1995, members of the United Auto Workers Union at the Company's crankshaft plant in Fostoria, Ohio, reached an agreement that extends for five years. In 1997, negotiations were completed with members of the United Auto Workers Union on the closure of the Company's facility in Huntsville, Alabama. In 1997, employees represented by the International Association of Machinists at the Memphis, Tennessee plant of Diesel Recon ratified an agreement that expires in the year 2000. Also, members of the Union of Needletrades, Industrial and Textile Employees at the Kuss facility in Findlay, Ohio approved a contract through the year 2003.

                               ----------------

  The Company has its principal executive offices at 500 Jackson Street, Box 3005, Columbus, Indiana 47202-3005. Its telephone number is (812) 377-5000.

                              RECENT DEVELOPMENTS

OPERATING RESULTS

  On January 29, 1998, the Company announced earnings for the year ended December 31, 1997. The Company reported sales of $5.6 billion for 1997, with earnings of $212 million, or $5.55 per share. In 1996, earnings were $160 million, or $4.01 per share (as adjusted to reflect the requirements of the Statement of Financial Accounting Standards No. 128--Earnings Per Share ("SFAS 128"), on sales of $5.3 billion. Net earnings for the fourth quarter of 1997 were $64 million, or $1.69 per share, on sales of $1.6 billion, compared to $41 million, or $1.03 per share (as adjusted to reflect the requirements of SFAS 128), on sales of $1.4 billion in the fourth quarter of 1996.

  Fourth quarter 1997 sales to the heavy-duty truck market were $393 million, 34% higher than the fourth quarter of 1996. Sales of engines for the medium-duty truck market were $148 million, a 17% increase over the fourth quarter of 1996.

  In the bus and light commercial vehicles market, fourth quarter 1997 sales of $211 million were 32% higher than the fourth quarter of 1996. The increase was due to the strong demand for transit bus engines and engines for the Dodge Ram pickup truck. Cummins' 1997 engine sales for these trucks reached a Company record level of more than 78,000 units, an 8% increase over the 1996 level.

  Power generation market sales were $339 million for the fourth quarter of 1997, level with the fourth quarter of 1996.

  Fourth quarter 1997 sales to industrial markets of $279 million were $30 million higher than for the fourth quarter of 1996. The 12% increase was principally attributable to North American construction and agricultural markets and international construction markets.

  The Company's sales to the filtration and other markets were $189 million for the fourth quarter of 1997, $5 million lower than for the fourth quarter of 1996.

ACQUISITION

  On January 9, 1998, the Company completed the acquisition of all outstanding common shares of privately-held Nelson for $448 million in cash and the assumption of $47 million in indebtedness. Nelson is a world leader in the design, manufacture and distribution of exhaust systems, filtration systems and engine and industrial silencers. Nelson operates eight production facilities in the United States and one in each of Canada, Mexico and the United Kingdom, and sells to customers in North America, the United Kingdom, Australia and Korea. By consolidating Nelson with the Company's Filtration Systems Group, the Company intends to broaden its offering of comprehensive filtration systems by combining Fleetguard's current products with those of Nelson. Over the past five years, Nelson's sales have grown at an approximate annual rate of 15% and totaled $279 million for Nelson's fiscal year ended August 31, 1997. As of the same date, Nelson employed approximately 2,580 people.

DISCUSSIONS WITH THE EPA

  The Environmental Protection Agency (the "EPA"), the U.S. Department of Justice and the California Air Resources Board (collectively, the "government agencies") have raised concerns with diesel engine manufacturers, including Cummins, about the level of Nitrogen Oxide ("NOX") emissions from diesel engines under certain driving conditions. The government agencies have also raised concerns about the strategies that diesel manufacturers have employed to maximize fuel economy and lessen other pollutants, while also meeting Clean Air Act standards for NOX emissions. The government agencies have indicated that they may conclude that diesel manufacturers have been in violation of the Clean Air Act and have therefore issued conditional certificates of conformity on the 1998 heavy-duty, on-highway diesel engine models.

  Cummins believes that it is in full compliance with all laws and regulations regarding emissions.

  The government agencies have not made any final determinations or allegations. The industry and Cummins are engaged in confidential discussions regarding these emissions, the technical challenges confronted if new emissions standards are imposed, the commercial impact of the government's policy and legal positions and related issues.

  Both the industry and the government agencies are taking these concerns and discussions very seriously and are working diligently toward an amicable resolution. While the Company believes that an agreement will be reached with the government agencies, to the extent such an agreement is not reached and the Company does not prevail on any legal challenges it may have, the resolution of this matter could have a material adverse effect on the Company.

YEAR 2000

  Many business and process control systems used in the Company's business were designed to use only two digits in the date field and thus may not function properly in the year 2000. In response to this problem, the Company initiated a project in 1997 to identify, evaluate and implement changes to its existing computerized business systems. The Company is addressing the issue through a combination of modifications to existing programs and conversions to year 2000 compliant software. The Company expects the required remedial actions to cost approximately $45 million between 1997 and 2000. Most of these costs are expected to be expensed as they are incurred. In addition, the Company is communicating with its customers, suppliers and other service providers to determine whether they are actively involved in projects to ensure that their products and business systems will function properly in the year 2000. Although the Company believes that it is taking appropriate steps to address the year 2000 issue, if modifications and conversions by the Company and those with which it conducts business with are not made in a timely manner, the year 2000 issue could have a material adverse effect on the Company's business, financial condition and results of operations.

                                USE OF PROCEEDS

  The Company expects to use the net proceeds of the sale of the Offered Securities offered hereby principally to repay commercial paper indebtedness, bearing interest at current rates ranging from 5.65% to 5.78% and for general
corporate purposes. As of February   , 1998 the outstanding amount of
commercial paper indebtedness was $    million, which includes indebtedness
incurred in January 1998 to acquire all outstanding common shares of Nelson. See "Recent Developments--Acquisition".

                                CAPITALIZATION

  The following table sets forth the short-term indebtedness and capitalization of the Company as of September 28, 1997, giving pro forma effect to the acquisition of Nelson and as adjusted to give effect to the issuance of the Offered Securities offered hereby with application of the net proceeds to the Company therefrom. See "Use of Proceeds". This table should be read in conjunction with the consolidated financial statements of the Company incorporated by reference in this Prospectus Supplement. See "Incorporation of Certain Documents by Reference".

                                                    AS OF SEPTEMBER 28, 1997
                                                    ---------------------------
                                                             PRO
                                                    ACTUAL  FORMA   AS ADJUSTED
                                                    ------  ------  -----------
   Short-term debt:
     Loans payable................................. $   34  $   44    $   19
     Current maturities of long-term debt..........     45      50        50
                                                    ------  ------    ------
   Total short-term debt...........................     79      94        69
                                                    ------  ------    ------
   Long-term debt:
     Offered Securities............................    --      --        725
     Commercial paper..............................    252     700       --
     Other long-term debt..........................    286     318       318
                                                    ------  ------    ------
   Total long-term debt............................    538   1,018     1,043
                                                    ------  ------    ------
   Shareholders' investment:
     Common Stock, $2.50 par value.................    119     119       119
     Additional contributed capital................  1,099   1,099     1,099
     Retained earnings.............................    649     649       649
     Common stock in treasury, at cost.............   (236)   (236)     (236)
     Common stock held in trust for employee
      benefit plans................................   (177)   (177)     (177)
     Unearned compensation.........................    (42)    (42)      (42)
     Cumulative translation adjustments............    (70)    (70)      (70)
                                                    ------  ------    ------
       Total shareholders' investment..............  1,342   1,342     1,342
                                                    ------  ------    ------
         Total capitalization...................... $1,959  $2,454    $2,454
                                                    ======  ======    ======

                            SELECTED FINANCIAL DATA

  The following selected financial data for each of the five years in the period ended December 31, 1996 are derived from and should be read in conjunction with the audited consolidated financial statements of the Company. The data presented for the periods ended September 28, 1997 and September 29, 1996 are derived from unaudited financial statements and include, in the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary to present fairly the data for such periods. The results for the nine-month period ended September 28, 1997 are not necessarily indicative of the results to be expected for the full fiscal year. See "Recent Developments--Operating Results".

                               YEAR ENDED DECEMBER 31,
                          --------------------------------------       NINE MONTHS ENDED
                                                                  SEPTEMBER 29, SEPTEMBER 28,
                                                                  ------------- -------------
                           1992    1993    1994    1995    1996       1996          1997
                           ----    ----    ----    ----    ----       ----          ----
                                        (MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Net sales..............  $3,749  $4,248  $4,737  $5,245  $5,257     $3,896        $4,066
 Gross profit...........     842   1,037   1,186   1,271   1,185        886           919
 Earnings before income
  taxes.................      76     205     294     177     214        164           199
 Earnings before
  extraordinary items
  and cumulative effect
  of accounting changes.      67     183     253     224     160        119           148
 Net earnings (loss)....    (190)    177     253     224     160        119           148
 Preference stock
  dividends.............       8       8     --      --      --         --            --
 Earnings (loss)
  available for common
  shares................    (198)    169     253     224     160        119           148
 Primary earnings (loss)
  per share:
 Before extraordinary
  items and cumulative
  effect of accounting
  changes...............  $ 1.77  $ 4.95  $ 6.11  $ 5.52  $ 4.01     $ 2.99        $ 3.85
 Net....................   (6.01)   4.79    6.11    5.52    4.01       2.99          3.85
 Fully diluted earnings
  (loss) per common
  share:
 Before extraordinary
  items and cumulative
  effect of accounting
  changes...............  $ 1.77  $ 4.77  $ 6.11  $ 5.52  $ 4.01     $ 2.99        $ 3.85
 Net....................   (6.01)   4.63    6.11    5.52    4.01       2.99          3.85
 Weighted average number
  of shares outstanding:
 Primary................    32.9    35.3    41.4    40.7    39.8       40.0          38.4
 Fully diluted..........    32.9    38.3    41.4    40.7    39.8       40.0          38.4
STATEMENT OF FINANCIAL
 POSITION DATA
 (END OF PERIOD):
 Total assets...........  $2,230  $2,390  $2,706  $3,056  $3,369     $3,301        $3,679
 Total debt.............     488     236     233     219     415        328           617
 Shareholders'
  investment............     501     821   1,072   1,183   1,312      1,251         1,342
OTHER FINANCIAL DATA:
 Depreciation and
  amortization..........  $  123  $  125  $  128  $  143  $  149     $  111        $  118
 Property, plant and
  equipment
  expenditures..........     139     174     238     223     304        151           298
RATIO OF EARNINGS TO
 FIXED CHARGES: ........     2.1x    4.5x    8.3x    5.2x    5.3x       5.5x          4.9x(1)

--------
(1) The cost of acquisition and consolidation of Nelson (before the benefit of synergies) for the period would reduce the ratio of earnings to fixed charges to 3.7x from 4.9x.

                       DESCRIPTION OF OFFERED SECURITIES

  The   % Notes due 2003 (the "2003 Notes"), the   % Notes due 2005 (the "2005
Notes"), the   % Debentures due 2028 (the "2028 Debentures") and the   %
Debentures due 2098 (the "2098 Debentures") are each a series of the Offered Securities (referred to in the accompanying Prospectus as the "Debt Securities"). The following description of the particular terms of the Offered Securities offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which reference is hereby made.

GENERAL

  The Offered Securities will be issued under an indenture dated as of March 1, 1986, as supplemented (the "Indenture"), between the Company and the Trustee. The 2003 Notes, the 2005 Notes, the 2028 Debentures and the 2098 Debentures will be limited to $125,000,000, $225,000,000, $250,000,000 and
$165,000,000 aggregate principal amount, respectively, and will mature on
    , 2003,      2005,     , 2028 and     2098, respectively. The Offered
Securities will be issued only in registered form in denominations of $1,000 and integral multiples thereof. The Offered Securities will not be subject to any sinking fund.

  The Offered Securities will bear interest at the respective rates set forth
on the cover page of this Prospectus Supplement from         , 1998, or the
most recent interest payment date to which interest has been paid or provided
for, payable semiannually on       and       of each year, commencing        ,
1998, to persons in whose names the Offered Securities are registered at the
close of business on the next preceding       or      , respectively, as
applicable.

  So long as each series of Offered Securities is represented by one or more global certificates, the interest payable on the Offered Securities will be paid to Cede & Co., the nominee of DTC, as Depositary (the "Depositary"), or its registered assigns as the registered owner of the global certificates, by wire transfer of immediately available funds on each of the applicable interest payment dates, not later than 2:30 p.m. (New York City time). If any series of the Offered Securities is no longer represented by global certificates, payment of interest may, at the option of the Company, be made by check mailed to the address of the person entitled thereto. No service charge will be made for any transfer or exchange of Offered Securities but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

OPTIONAL REDEMPTION

  The 2003 Notes and the 2005 Notes are not redeemable prior to maturity. The 2028 Debentures and the 2098 Debentures are redeemable, in whole or in part, at any time at the option of the Company at redemption prices equal to the greater of (i) 100% of the principal amount (or Accreted Value in the case of the 2098 Debentures) of such Offered Securities and (ii) as determined by a Reference Treasury Dealer (as defined herein), the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus in each case accrued interest on such Offered Securities being redeemed to the date of redemption.

  In addition, if a Tax Event occurs and in the opinion of nationally recognized independent tax counsel, there would, notwithstanding any shortening of the maturity of the 2098 Debentures, be more than an insubstantial risk that interest paid by the Company, or original issue discount accrued, on the 2098 Debentures is not, or will not be, deductible, in whole or in part, by the Company for United States federal income tax purposes, the Company will have the right, within 90 days following the occurrence of such Tax Event, to redeem the 2098 Debentures in whole (but not in part), on not less than 30 or more than 60 days' notice mailed to holders of the 2098 Debentures, at a redemption price equal to the greater of (i) 100% of the Accreted Value and (ii) the sum of the present values of the Remaining Scheduled Payments thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate
plus   %, plus accrued interest on the 2098 Debentures being redeemed to the date of redemption.

  "Accreted Value" as of any date (the "Specified Date") means the sum of the present values of the Remaining Scheduled Payments, on the 2098 Debentures discounted to the Specified Date on a semiannual basis (assuming a 360-day
year consisting of twelve 30-day months) at    % per annum, which is the
initial yield to maturity of the 2098 Debentures based on the initial public offering price of the 2098 Debentures set forth on the cover of this Prospectus Supplement.

  "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, plus (i) in the case of the 2028
Debentures,  % and (ii) in the case of the 2098 Debentures,   %.

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the applicable Offered Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Offered Securities. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed as such by the Company.

  "Comparable Treasury Price" means, with respect to any redemption date, (A) the Reference Treasury Dealer Quotation for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

  "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked price for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Treasury Reference Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

  "Reference Treasury Dealer" means Goldman, Sachs & Co., Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

  "Remaining Scheduled Payments" means, with respect to each 2028 Debenture and 2098 Debenture to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Debenture, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

  Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Offered Securities to be redeemed.

  Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Offered Securities or portions thereof called for redemption.

CONDITIONAL RIGHT TO SHORTEN MATURITY OF THE 2098 DEBENTURES

  The Company intends to deduct interest paid on the 2098 Debentures for United States federal income tax purposes. However, there have been proposed tax law changes over the past several years that would have, among other things, prohibited an issuer from deducting interest payments on debt instruments with a maturity of more than 40 years. While none of these proposals has become law, there can be no assurance that legislation affecting the Company's ability to deduct interest paid on the 2098 Debentures will not be enacted in the future or that any such legislation would not have a retroactive effective date. As a result, there can be no assurance that a Tax Event (as defined below) will not occur.

  Upon the occurrence of a Tax Event, the Company, at its option, will have the right to shorten the maturity of the 2098 Debentures to the longest maturity within the original maturity date that, in the opinion of a nationally recognized independent tax counsel, would permit the Company, after such shortening of the maturity, to continue to deduct the interest paid on the 2098 Debentures for United States federal income tax purposes. There can be no assurance that the Company would not exercise its right to shorten the maturity of the 2098 Debentures upon the occurrence of such a Tax Event.

  If the Company elects to exercise its rights to shorten the maturity of the 2098 Debentures on the occurrence of a Tax Event, the Company will mail a notice of shortened maturity to each holder of record of the 2098 Debentures by first-class mail not more than 60 days after the occurrence of such Tax Event, stating the new maturity date (the "New Maturity Date") of the 2098 Debentures. Such notice shall be effective immediately upon mailing. No holder of 2098 Debentures shall be entitled to any compensation from the Company in connection with its exercise of such right. In addition, in the event that the maturity of the 2098 Debentures is shortened to the minimum extent required, the principal amount of the 2098 Debentures payable upon maturity shall change to an amount equal to the Accreted Value as of the New Maturity Date.

  The Company believes that the 2098 Debentures should constitute indebtedness for United States federal income tax purposes under current law and an exercise of its right to shorten the maturity of the 2098 Debentures would not be a taxable event to holders. Prospective investors should be aware, however, that the Company's exercise of its right to shorten the maturity of the 2098 Debentures will be a taxable event to holders if the 2098 Debentures are treated as equity for United States federal income tax purposes before the maturity is shortened, assuming that the 2098 Debentures of shortened maturity are treated as debt for such purposes.

  "Tax Event" means that the Company shall have received an opinion of a nationally recognized independent tax counsel to the effect that on or after the date of the issuance of the 2098 Debentures, as a result of (a) any amendment to, clarification of, or change (including any announced prospective change) in laws, or any regulations thereunder, of the United States, (b) any judicial decision, official administrative pronouncement, ruling, regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt such procedures or regulations (an "Administrative Action"), or (c) any amendment to, clarification of, or change in the official position or the interpretation of such Administrative Action or judicial decision that differs from the theretofore generally accepted position (including any position taken in any Internal Revenue Service audit or similar proceeding, in each event involving the Company), in each case, on or after, the date of the issuance of the 2098 Debentures, such change in tax law creates a more than insubstantial risk that interest paid by the Company on the 2098 Debentures is not, or will not be, deductible, in whole or in part, by the Company for purposes of United States federal income tax.

EVENTS OF DEFAULT

  If any Event of Default (as defined in the accompanying Prospectus) with respect to the 2098 Debentures occurs and is continuing, the Trustee or the holders of at least 25% in principal amount outstanding of such 2098 Debentures may declare only such portion of the principal amount that is represented by the Accreted Value of the 2098 Debentures as of the date of acceleration, plus accrued and unpaid interest thereon, to be due and payable immediately.

BOOK-ENTRY SYSTEM

  Upon issuance, each series of Offered Securities will be represented by one or more global certificates (each, a "Global Note"). Each such Global Note will be deposited with, or on behalf of, the Depositary and registered in the name of Cede & Co., the nominee of the Depositary.

  The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participating organizations ("Participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its Participants through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. The Depositary is for example owned by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The rules applicable to the Depositary and its Participants are on file with the Commission.

  Ownership of beneficial interests in the Offered Securities will be limited to Participants or persons that may hold interests through Participants. The Depositary has advised the Company that upon the issuance of the Global Notes representing the Offered Securities, the Depositary will credit, on its book-entry registration and transfer system, the Participants' accounts with the respective principal amounts of the Offered Securities beneficially owned by such Participants. Ownership of beneficial interests in such Global Note will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons holding through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability of certain persons to own, transfer or pledge beneficial interests in the Global Notes.

  So long as the Depositary, or its nominee, is the registered owner of a Global Note, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Offered Securities represented by such Global Note for all purposes under the Indenture. Except as provided herein, owners of beneficial interests in a Global Note will not be entitled to have the Offered Securities represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of the Offered Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or if an owner of a beneficial interest in such a Global Note desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

  Payment of principal of, and premium, if any, and interest on, the Offered Securities registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the holder of the Global Note representing such Offered Securities. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests or for supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that the Depositary, upon receipt of any payment of principal, premium, if any, or interest in respect of a Global Note, will credit the accounts of the Participants with payment in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of the Depositary. The Company also expects that payments by Participants to owners of beneficial interests in a Global Note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants.

  Unless and until it is exchanged in whole or in part for certificated Offered Securities in definitive form, each Global Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor depositary or a nominee of such successor depositary.

  The Global Notes will be transferable or exchangeable for Offered Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples thereof, only if (x) the Depositary is at any time unwilling or unable to continue as Depositary or the Depositary ceases to be a clearing agency registered under the Exchange Act,
(y) an Event of Default has occurred and is continuing with respect to the Offered Securities or (z) the Company in its sole discretion determines that such Global Notes shall be exchangeable for definitive Offered Securities in registered form and notifies the Trustee thereof. Such definitive Offered Securities shall be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from Participants with respect to ownership of beneficial interests in such Global Notes.

REGARDING THE TRUSTEE

  The Chase Manhattan Bank will be the trustee under the Indenture. The Company maintains banking relationships in the ordinary course of business with The Chase Manhattan Bank, including the making of investments through, and borrowings from, The Chase Manhattan Bank.

                            UNITED STATES TAXATION

  The following summary describes the principal United States federal income tax consequences of ownership and disposition of the Offered Securities to initial holders purchasing Offered Securities at the "'issue price" (as defined below). This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this Prospectus Supplement may affect the tax consequence described herein, possibly on a retroactive basis. This summary discusses only Offered Securities held as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as certain former citizens or long-term residents of the United States, financial institutions, insurance companies, dealers in securities or foreign currencies, or United States Holders whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar. Persons considering the purchase of Offered Securities should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

  As used herein, the term "United States Holder" means an owner of an Offered Security that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

PAYMENTS OF INTEREST

  Interest paid on an Offered Security will generally be taxable to a United States Holder as ordinary interest income at the time it accrues or is received in accordance with the United States Holder's method of accounting for United States federal income tax purposes. Under the Treasury Regulations (the "OID Regulations") governing indebtedness issued with original issue discount ("OID"), a debt instrument will not be considered as having been issued with OID if the difference between its stated redemption price at maturity and its issue price is less than a de minimis amount (i.e., 1/4 of 1 percent of the principal amount multiplied by the number of complete years to maturity from the issue date). For this purpose, the issue price of each series of Offered Securities is the first price to the public at which a substantial amount of such series of Offered Securities is sold for money (which, with respect to each series of Offered Securities, is expected to be its initial public offering price indicated on the cover of this Prospectus Supplement) and the stated redemption price at maturity of each series of Offered Securities is its principal amount. If the difference between the stated redemption price at maturity and the issue price of the Offered Security is less than the de minimis amount, the Offered Security will not be considered as having been issued with OID under the OID Regulations. United States Holders of the Offered Security will generally include the de minimis OID in income, as capital gain, as principal payments are made on the Offered Security. As an alternative, a United States Holder may also make an election to include in gross income all interest that accrues on an Offered Security (including de minimis OID) in accordance with a constant yield method based on the compounding of interest. On the other hand, if the OID on the Offered Security is more than de minimis, a United States Holder would be required to include the OID in income for United States federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest and in advance of the receipt of the cash payments attributable to such income.

  The OID Regulations contain aggregation rules stating that, in certain circumstances, if more than one type of debt instrument is issued as part of the same issuance of securities to a single holder, some or all of such debt instruments may be treated together as a single debt instrument with a single issue price, maturity date, yield to maturity and stated redemption price at maturity for purposes of calculating and accruing any OID. The Company does not expect to treat any of the Offered Securities as being subject to the aggregation rules for purposes of computing OID.

SALE, EXCHANGE OR RETIREMENT OF THE OFFERED SECURITIES

  Upon the sale, exchange or retirement of an Offered Security, a United States Holder will generally recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such Holder's adjusted tax basis in the Offered Security. For these purposes, the amount realized does not include any amount attributable to accrued interest on the Offered Security. Amounts attributable to accrued interest are treated as interest as described under

"--Payments of Interest" above. A United States Holder's adjusted tax basis in an Offered Security will generally equal the cost of the Offered Security to such Holder, increased by any OID previously included in income by the Holder with respect to such Offered Security (including any de minimis OID included in income pursuant to an election described above under "--Payments of Interest").

BACKUP WITHHOLDING AND INFORMATION REPORTING

  Certain noncorporate United States Holders may be subject to backup withholding at a rate of 31% on payments of principal, premium and interest on, and the proceeds of disposition of, an Offered Security. Backup withholding will apply only if the Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, would be the social security number of such individual, (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service that it has failed to properly report payments of interest and dividends or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the Internal Revenue Service that it is subject to backup withholding for failure to report interest and dividend payments. United States Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

  The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against such Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement and the Terms Agreement, each between the Company and the Underwriters, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of each series of Offered Securities set forth opposite its name below:

                                                           PRINCIPAL AMOUNT PRINCIPAL AMOUNT
                         PRINCIPAL AMOUNT PRINCIPAL AMOUNT     OF 2028          OF 2098
      UNDERWRITER         OF 2003 NOTES    OF 2005 NOTES      DEBENTURES       DEBENTURES
      -----------        ---------------- ---------------- ---------------- ----------------
Goldman, Sachs & Co. ...   $                $                $                $
Credit Suisse First
 Boston Corporation.....
J.P. Morgan Securities
 Inc. ..................
                           ------------     ------------     ------------     ------------
  Total.................   $                $                $                $
                           ============     ============     ============     ============

  Under the terms and conditions of the Underwriting Agreement and the Terms Agreement, the Underwriters are committed to take and pay for all of each series of Offered Securities, if any of such series is taken. Each series of the Offered Securities is hereby offered separately, and not as a unit. The sale of any series of Offered Securities is not conditioned upon the sale of any other series of Offered Securities.

  The Underwriters propose to offer each series of Offered Securities in part directly to the public at the respective initial public offering prices set forth on the cover page of this Prospectus Supplement and in part to certain
securities dealers at such prices less a concession of   % of the principal
amount of the 2003 Notes,   % of the principal amount of the 2005 Notes,   %
of the principal amount of the 2028 Debentures and   % of the principal amount
of the 2098 Debentures. The Underwriters may allow, and such dealers may
reallow, a concession not to exceed   % of the principal amount of each series
of Offered Securities to certain brokers and dealers. After each series of Offered Securities is released for sale to the public, the offering price and other selling terms of such series may from time to time be varied by the Underwriters.

  Each series of Offered Securities is a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in each series of Offered Securities but are not obligated to do so and may discontinue market making in respect of any series of Offered Securities at any time without notice. No assurance can be given as to the liquidity of the trading market for any series of Offered Securities.

  In connection with this offering, the Underwriters may purchase and sell any series of Offered Securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of a series of securities, and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of securities than they are required to purchase from the Company in this offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to Underwriters or broker-dealers in respect of the Offered Securities sold in this offering may be reclaimed by the Underwriters if such securities are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of a series of the Offered Securities, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

  Settlement for the Offered Securities will be made in immediately available funds and all secondary trading in the Offered Securities will settle in immediately available funds.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                                    EXPERTS

  The consolidated financial statements and schedules of the Company for the three years ended December 31, 1994, 1995 and 1996, have been audited by Arthur Andersen L.L.P., independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                            VALIDITY OF SECURITIES

  The validity of the Offered Securities will be passed upon for the Company by Pamela F. Carter, Esq., Vice President--General Counsel of the Company, Columbus, Indiana and for the Underwriters by Davis Polk & Wardwell, New York, New York. Ms. Carter may rely as to matters of New York law upon the opinion of Cravath, Swaine & Moore, New York, New York. Davis Polk & Wardwell will rely as to matters of Indiana law upon the opinion of Ms. Carter.

PROSPECTUS

                                $1,000,000,000

                         CUMMINS ENGINE COMPANY, INC.

                                DEBT SECURITIES
                                PREFERRED STOCK
                               PREFERENCE STOCK
                                 COMMON STOCK
                                   WARRANTS

                               ----------------

  Cummins Engine Company, Inc. ("Cummins" or the "Company") may from time to time offer (i) Debt Securities ("Debt Securities"), which may consist of debentures, notes and/or other unsecured evidence of indebtedness in one or more series, (ii) shares of Preferred Stock ("Preferred Stock") in one or more series, including depositary shares ("Depositary Shares") representing fractional interests in shares of Preferred Stock, (iii) shares of Preference Stock ("Preference Stock") in one or more series, including Depositary Shares representing fractional interests in shares of Preference Stock, (iv) shares of Common Stock, $2.50 par value ("Common Stock"), or (v) Warrants to purchase Debt Securities, Preferred Stock, Preference Stock, Depositary Shares or Common Stock (Debt Securities, Preferred Stock, Preference Stock, Depositary Shares, Common Stock and Warrants being herein collectively called the "Securities"), at an aggregate initial offering price not to exceed U.S. $1,000,000,000, at prices and on terms to be determined at the time of sale.

  Securities will be offered at prices and on terms to be determined which will be set forth in a supplement to this Prospectus (each a "Prospectus Supplement"). Each Prospectus Supplement will set forth with regard to the particular Securities being offered (i) in the case of Debt Securities, the title, aggregate offering amount, denominations (which may be in United States dollars, in any other currency, currencies or currency unit), maturity, interest rate, if any (which may be fixed or variable) or method of calculation thereof, and time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any conversion or exchange rights, any listing on a securities exchange and the initial public offering price and any other terms in connection with the offering and sale of such Debt Securities; (ii) in the case of Preferred Stock or Preference Stock, the designation, aggregate offering amount, stated value and liquidation preference per share, initial public offering price, dividend rate (or method of calculation), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provisions, any conversion or exchange rights, whether the Company has elected to offer the Preferred Stock or Preference Stock in the form of Depositary Shares, any listing of the Preferred Stock or Preference Stock on a securities exchange, and any other terms in connection with the offering and sale of such Preferred Stock or Preference Stock; (iii) in the case of Common Stock, the number of shares of Common Stock and the terms of the offering thereof; and (iv) in the case of Warrants, the number and terms thereof, the designation and the number of Securities issuable upon their exercise, the exercise price, any listing of the Warrants or the underlying Securities on a securities exchange and any other terms in connection with the offering, sale and exercise of the Warrants. The Prospectus Supplement will also contain information, as applicable, about certain United States Federal income tax considerations relating to the particular Securities being offered.

  The Company's Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange (Symbol: "CUM"). Any Common Stock offered will be listed, subject to notice of issuance, on such exchanges. See "Price Range of Common Stock and Dividends".

  The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents. The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents. See "Plan of Distribution" herein.

               The date of this Prospectus is December 19, 1997.

  No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated in this Prospectus or in any Prospectus Supplement, and, if given or made, such information or representation must not be relied upon as having been authorized. This Prospectus and any Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any of the Securities offered hereby to any person in any jurisdiction in which it is unlawful to make any such offer or solicitation to such person. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder or thereunder shall under any circumstances imply that the information contained herein is correct as of any date subsequent to the date hereof or thereof.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the Securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and reference is hereby made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities.

  Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding the Company. The address of such site is http://www.sec.gov. In addition, such reports and proxy statements can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange Incorporated, 115 Sansome Street, 2nd Floor, San Francisco, California 94104.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    1. Annual Report on Form 10-K for the year ended December 31, 1996.

    2. Quarterly Reports on Form 10-Q for the quarterly periods ended September 28, 1997, June 29, 1997, and March 30, 1997.

    3. Current Report on Form 8-K, dated February 14, 1997.

    4. Each document filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequently to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be made a part hereof from the date of filing of such document.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the request of such person, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written requests should be addressed to Linda J. Hall, Director--Investor Relations, Mail Code 60118, 500 Jackson Street, Box 3005, Columbus, Indiana 47202-3005. Telephone requests may be directed to (812) 377-3121.

                                  THE COMPANY

  Cummins is a leading worldwide designer and manufacturer of diesel engines ranging from 76 to 6000 horsepower. The Company also produces alternate fueled engines and engine components and subsystems. Cummins provides power and components for a wide variety of equipment in its key markets: automotive, power generation, industrial and filtration.

  Cummins sells its products to original equipment manufacturers ("OEMs"), distributors and other customers worldwide and conducts manufacturing, sales, distribution and service activities in most areas of the world. Sales of products to major international firms outside North America are transacted by exports directly from the United States and shipments from foreign facilities (operated through subsidiaries, affiliates, joint ventures or licensees) which manufacture and/or assemble Cummins' products.

  In 1996, approximately 56% of net sales were in the United States. Major international markets include Asia and Australia (17% of net sales); Europe (14% of net sales); Canada (6% of net sales); and Mexico and South America (5% of net sales).

  The Company has its principal executive offices at 500 Jackson Street, Box 3005, Columbus, Indiana 47202-3005. Its telephone number is (812) 377-5000.

                                USE OF PROCEEDS

  Except as otherwise described in the applicable Prospectus Supplement, the net proceeds from the sale of Securities will be used for general corporate purposes, which may include refinancings of indebtedness, working capital, capital expenditures, acquisitions and repurchases and redemptions of securities.

     RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES AND
                PREFERRED STOCK AND PREFERENCE STOCK DIVIDENDS

                                                                    FIRST NINE
                                           YEAR ENDED DECEMBER 31,    MONTHS
                                           ------------------------ ------------
                                           1992 1993 1994 1995 1996 1996   1997
                                           ---- ---- ---- ---- ---- -----  -----
Consolidated ratio of earnings to fixed
 charges.................................. 2.1  4.5  8.3  5.2  5.3    5.3    4.9
Consolidated ratio of earnings to fixed
 charges and preferred stock and prefer-
 ence stock dividends..................... 2.0  4.0  8.3  5.2  5.3    5.3    4.9

  For purposes of calculating the ratio of earnings to fixed charges, "earnings" include income before income taxes, extraordinary items and the cumulative effects of changes in accounting principles and fixed charges. "Fixed charges" consist of interest on all indebtedness, including interest incurred by 50% or more owned unconsolidated companies, and that portion of rental expense that management believes to be representative of interest.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Company's Common Stock is listed on the New York Stock Exchange under the symbol "CUM". The following table sets forth, for the calendar quarters shown, the range of high and low composite prices of the Common Stock on the New York Stock Exchange and the cash dividends declared on the Common Stock.

                                                                      DIVIDENDS
                                                      HIGH     LOW    DECLARED
                                                     ------- -------- ---------
   1995
     First quarter.................................. $46 7/8 $41 1/2    $.250
     Second quarter.................................  48 5/8  42 1/4     .250
     Third quarter..................................  47 1/4  36 5/8     .250
     Fourth quarter.................................  39 3/4  34         .250
   1996
     First quarter.................................. $42 7/8 $34 1/2    $.250
     Second quarter.................................  47 3/4  40 1/4     .250
     Third quarter..................................  41 7/8  36 7/8     .250
     Fourth quarter.................................  47 3/4  39         .250
   1997
     First quarter.................................. $55 5/8 $44 1/4    $.250
     Second quarter.................................  72 3/4  47 3/4     .275
     Third quarter..................................  83      67 7/8     .275
     Fourth quarter (through December 18, 1997)       82 1/2  55 5/16    .275

  The declaration and payment of future dividends by the Board of Directors of the Company will be dependent upon the Company's earnings and financial condition, economic and market conditions and other factors deemed relevant by the Board of Directors. Thus, no assurance can be given as to the amount or timing of the declaration and payment of future dividends. For a description of restrictions on the payment of dividends by the Company, see "Description of Common Stock".

                        DESCRIPTION OF DEBT SECURITIES

  The Debt Securities are to be issued under an Indenture, dated as of March 1, 1986, and supplemented as of September 18, 1990 (the "Indenture"), between the Company and The Chase Manhattan Bank (as successor by merger to The Chase Manhattan Bank, N.A.), Trustee (the "Trustee" or "Chase"), the form of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference.

GENERAL. The Indenture does not limit the amount of debentures, notes or other evidences of indebtedness that may be issued thereunder. The Indenture provides that Debt Securities may be issued from time to time in one or more series. As of December 19, 1997, $134.0 million principal amount of Debt Securities were outstanding under the Indenture. The Debt Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

  The Prospectus Supplement relating to the particular Debt Securities offered thereby (the "Offered Debt Securities") will describe the following terms of the Offered Debt Securities: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities;

(3) the date or dates on which the Offered Debt Securities will mature; (4) the rate or rates at which the Offered Debt Securities will bear interest, if any, and the date from which such interest will accrue; (5) the dates on which such interest will be payable and the regular record dates for such interest payment dates; (6) any mandatory or optional sinking fund or analogous provisions; (7) the date, if any, after which, and the price or prices at which, the Offered Debt Securities may be redeemed at the option of the Company; (8) any obligation of the Company to convert the Offered Debt Securities into stock or other securities of the Company or of any other corporation; (9) any provision for the Offered Debt Securities to be denominated, and payments thereon to be made, in currencies other than the U.S. dollar or in units based on or relating to such other currencies (including ECUs); and (10) any other terms of the series. Unless otherwise indicated in the applicable Prospectus Supplement, principal of (and premium, if any) and interest, if any, on the Offered Debt Securities will be payable, and transfers of the Offered Debt Securities will be registrable, at the office of the Trustee in the Borough of Manhattan, The City of New York, provided that at the option of the Company payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the security register. (Sections 301, 305 and 1002)

  Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons and, unless otherwise indicated in such Prospectus Supplement, in denominations of $1,000 or any integral multiple thereof. (Section 302)

  No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

  Special Federal income tax and other considerations relating to Debt Securities denominated in foreign currencies or units of two or more foreign currencies will be described in the Prospectus Supplement relating thereto.

  Debt Securities may be issued under the Indenture as original issue discount securities to be sold at a substantial discount below their stated principal amount. Special Federal income tax and other considerations relating thereto will be described in the applicable Prospectus Supplement.

BOOK-ENTRY DEBT SECURITIES. The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a Depositary ("Global Security Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such global security or securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a global security may not be registered for transfer or exchange except as a whole by the Global Security Depositary for such global security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement.

  The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a global security will be described in the applicable Prospectus Supplement. However, the Company expects that the following provisions will apply to depositary arrangements.

  Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a global security to be deposited with or on behalf of a Global Security Depositary will be represented by a global security registered in the name of such Depositary or its nominee. Upon the issuance of such global security, and the deposit of such global security with or on behalf of the Global Security Depositary for such global security, such Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such global security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Global Security Depositary or its nominee for such global security. Ownership of beneficial interests in such global security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such global securities.

  So long as the Global Security Depositary for a global security, or its nominee, is the registered owner of such global security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such global security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such global security will not be entitled to have Debt Securities of the series represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the Holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such global security must rely on the procedures of the Global Security Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or an owner of a beneficial interest in such global security desires to give any notice or take any action a Holder is entitled to give or take under the Indenture, the Global Security Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Principal of and any premium and interest on a global security will be payable in the manner described in the applicable Prospectus Supplement.

CERTAIN RESTRICTIONS.

  Limitation on Debt of Restricted Subsidiaries. The Indenture provides that the Company will not permit any Restricted Subsidiary to become liable for any funded debt (as defined), other than to refund an equal aggregate principal amount of funded debt and other than funded debt owned by the Company or a wholly owned Restricted Subsidiary, unless after giving effect thereto the aggregate amount of such funded debt outstanding does not exceed 15% of Consolidated Net Tangible Assets. (Section 1004)

  Limitation on Secured Debt. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, become liable for any indebtedness for borrowed money secured by a mortgage or lien on a Principal Property or on any shares of stock or indebtedness of any Restricted Subsidiary ("Secured Debt") or secure the same without making effective provision for securing the principal amount of the Debt Securities (and, if the Company so elects, any indebtedness ranking equally with the Debt Securities) equally and ratably with or prior to such secured indebtedness. This covenant will not apply to debt secured by (a) mortgages or liens on property, capital stock or indebtedness of any corporation existing at the time it becomes a subsidiary, (b) mortgages existing on property at the time of acquisition, purchase money mortgages and mortgages to secure indebtedness incurred within 180 days after the time of acquisition thereof to finance the purchase price, (c) mortgages or liens on unimproved property to finance the cost of improvements to such property, (d) mortgages or liens securing indebtedness owed by a Subsidiary to the Company or a wholly owned Restricted Subsidiary, (e) certain mortgages in favor of governmental entities including mortgages in connection with industrial revenue financing or (f) extensions, renewals or replacements of any of the foregoing. Notwithstanding this covenant, the Company and its Restricted Subsidiaries may incur or guarantee any Secured Debt, provided that after giving effect thereto the aggregate amount of such debt then outstanding (not including Secured Debt permitted under the foregoing exceptions) and the aggregate "value" of Sale and Leaseback Transactions (as defined), other than Sale and Leaseback Transactions permitted under clauses (a) through (d) and
(f) in the following paragraph, at such time does not exceed 10% of Consolidated Net Tangible Assets. (Section 1005)

  Limitation on Sales and Leasebacks. The Indenture provides that sales and leasebacks of a Principal Property by the Company or a Restricted Subsidiary (except those for a temporary period of not more than three years and those from the Company or a wholly owned Restricted Subsidiary) will be prohibited unless (a) the transaction is entered into to finance the cost of acquiring such property or within 180 days after such acquisition, (b) the transaction is entered into to finance the cost of improvements to such unimproved property, (c) the transaction is one of certain types in which the lessor is a governmental entity, (d) the transaction involves the extension, renewal or replacement of the transactions referred to in clauses (a) through (c) above,
(e) the property involved is property that could be mortgaged without equally and ratably securing the Debt Security under the last sentence of the preceding paragraph or (f) an amount equal to the proceeds of sale or the fair value of the property sold (whichever is higher) is applied to the retirement of funded debt of the Company. (Section 1006)

DEFINITIONS. The term "Restricted Subsidiary" means (a) any Subsidiary other than (1) a Subsidiary substantially all the physical properties of which are located, or substantially all the business of which is carried on, outside the United States of America, its territories and possessions, or (2) a Subsidiary the primary business of which consists of one or more of the following: (i) purchasing accounts receivable, (ii) making loans secured by accounts receivable or inventories or otherwise providing credit, (iii) making investments in real estate or providing services directly related thereto or otherwise engaging in the business of a finance or real estate investment company, or (iv) leasing equipment, machinery, vehicles, rolling stock and other articles for use of the business of the Company, or (3) certain named Subsidiaries; (b) any Subsidiary described in Clauses (1), (2) and (3) of paragraph (a) above which at the time of determination shall be a Restricted Subsidiary pursuant to designation by the Board of Directors hereinafter provided for.

  The Company may by Board Resolution designate any Restricted Subsidiary to be an Unrestricted Subsidiary, provided that it does not own a Principal Property and, after giving effect thereto, such Subsidiary would be permitted under the covenant described in "--Certain Restrictions--Limitations on Debt of Restricted Subsidiaries" above to incur additional funded debt. The Company may by Board Resolution designate any Unrestricted Subsidiary to be a Restricted Subsidiary. The Company may by Board Resolution designate a newly acquired or formed Subsidiary to be an Unrestricted Subsidiary, provided such designation takes place not later than 90 days after such acquisition or formation.

  The term "Principal Property" will mean any manufacturing or research property, plant or facility of the Company or any Restricted Subsidiary except any property that the Board of Directors by resolutions declares is not of material importance to the total business conducted by the Company and its Restricted Subsidiaries as an entirety. The term "Consolidated Net Tangible Assets" will mean at any date the total amount of assets that under generally accepted accounting principles would be included on a consolidated balance sheet of the Company and its Restricted Subsidiaries as of such date, less the sum of the following items, which would then also be so included in accordance with generally accepted accounting principles: (a) related depreciation, amortization and other valuation reserves, (b) investments (as defined), less applicable reserves in Unrestricted Subsidiaries, (c) all treasury stock, goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and (d) all liabilities and liability items of the Company and its Restricted Subsidiaries (including minority interests in Restricted Subsidiaries held by persons other than the Company or wholly owned Restricted Subsidiaries) except (i) the reserves deducted as described in clauses (a) and
(b) above, (ii) funded debt, (iii) provisions for deferred income taxes and
(iv) capital stock, surplus and surplus reserves.

DEFEASANCE. The Indenture provides that the Company, at its option, (a) will be discharged from any and all obligations in respect of any series of Debt Securities (except for certain obligations to register the transfer or exchange of Debt Securities of such series, replace stolen, lost or mutilated Debt Securities of such series, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture (including those described under "--Certain Restrictions" above) if, in each case, the Company irrevocably deposits with the Trustee, in trust, cash or U.S. government obligations (as defined) from which the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, and interest on, such series on the dates such payments are due in accordance with the terms of such series. To exercise any such option, the Company is required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of such series to recognize income, gain or loss for Federal income tax purposes and, in the case of a discharge pursuant to clause (a) above, accompanied by a ruling to such effect received from or published by the United States Internal Revenue Service. (Section 402)

EVENTS OF DEFAULT. The following are Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of or premium, if any, on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 60 days after written notice as provided in the Indenture; (e) acceleration of any indebtedness for money borrowed in an aggregate principal amount exceeding $10,000,000 by the Company or any Restricted Subsidiary under the terms of the instrument under which such indebtedness is issued or secured, if such acceleration is not annulled within 10 days after written notice as provided in the Indenture; (f) certain events in bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

  If any Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, either the Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of that series (or, in the case of a default under clause (d), (e) or (f) above, of all the outstanding Debt Securities) may declare the principal amount (or, if the Debt Securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series (or of all outstanding Debt Securities, as the case may be) to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series (or of all outstanding Debt Securities, as the case may be) has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series (or of all outstanding Debt Securities, as the case may be) may, under certain circumstances, rescind and annul acceleration. (Section 502)

  The Indenture provides that the Trustee will be under no obligation, subject to the duty of the Trustee during default to act with the required standard of care, to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for indemnification of the Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 512)

  The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1007)

CERTAIN RIGHTS TO REQUIRE PURCHASE OF DEBT SECURITIES BY THE COMPANY UPON SPECIFIED EVENTS. The terms of the Debt Securities may provide that upon the occurrence of specified events affecting the Company and such Debt Securities, each holder of Debt Securities shall have the right, at such holder's option, to require the Company to repurchase all or any part of such holder's Debt Securities within a specified period of time after such occurrence. The terms and conditions of any such right will be described in the applicable Prospectus Supplement.

MODIFICATION AND WAIVER. Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of 66 2/3% in principal amount of the outstanding Debt Securities of all series affected by such modification or amendment (voting as one class); provided that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security affected thereby (a) change the stated maturity date of the principal of, or any installment of principal of, or interest on, any Debt Security; (b) reduce the principal amount of, or the premium (if any) or interest on, any Debt Security; (c) reduce the amount of principal of an original issue discount security payable upon acceleration of the maturity thereof; (d) change the place or currency of payment of principal of, or premium (if any) or interest on, any Debt Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; or (f) reduce the percentage in principal amount of outstanding Debt Securities of any series, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

  The holders of a majority in principal amount of the outstanding Debt Securities may on behalf of the holders of all Debt Securities waive compliance by the Company with certain restrictive provisions of the Indenture (including the restrictive covenants noted above). (Section 1008) The holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive any past default for such series specified in the terms thereof, and the holders of a majority in principal amount of all outstanding Debt Securities may on behalf of the holders of all Debt Securities waive any past default applicable to all series, except in any such case for a default in the payment of the principal of or premium on, if any, or interest on any Debt Security or in the payment of any sinking fund installment with respect to any Debt Security or in respect of a provision that under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Debt Security of the series affected. (Section 513)

CONSOLIDATION, MERGER AND TRANSFER OF ASSETS. The Company, without the consent of any holders of outstanding Debt Securities, may consolidate or merge with or into, or transfer or lease its assets substantially as an entirety to any corporation or may acquire or lease the assets of any person, provided that the corporation formed by such consolidation or into which the Company is merged or which acquired or leases the assets of the Company substantially as an entirety is organized under the laws of any U.S. jurisdiction and has assumed the Company's obligations on the Debt Securities and under the Indenture, and that after giving effect to the transaction no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing, and that certain other conditions are met. (Article Eight)

REGARDING THE TRUSTEE. Cummins maintains banking relationships in the ordinary course of business with The Chase Manhattan Bank, including the making of investments through and borrowings from, Chase.

              DESCRIPTION OF PREFERRED STOCK AND PREFERENCE STOCK

  The following is a description of certain general terms and provisions of the Preferred Stock and the Preference Stock (collectively the "Priority Stock"). This description does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Restated Articles of Incorporation and the certificate of designations relating to each series of Priority Stock (the "Certificate of Designations"), which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of Priority Stock. The Company's Restated Articles of Incorporation authorize the issuance of 1,000,000 shares of Preferred Stock and 1,000,000 shares of Preference Stock, with no par or stated value. No shares of Priority Stock are currently outstanding.

  The Priority Stock may be issued from time to time in one or more series, without stockholder approval. Subject to limitations prescribed by law and the Company's Restated Articles of Incorporation, the Board of Directors of the Company is authorized to determine the voting power (if any), designation, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, for each series of Priority Stock that may be issued, and to fix the number of shares of each such series. Thus, the Board of Directors, without stockholder approval, could authorize the issuance of Priority Stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of Common Stock or other series of Priority Stock or that could have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Common Stock" herein. Certain provisions applicable to the Priority Stock are set forth below in "Description of Common Stock". For a description of certain antitakeover provisions under Indiana law and certain Investment Agreements, see "Description of Common Stock-- Antitakeover Provisions of Indiana Law" and "--Investment Agreements".

  The Prospectus Supplement relating to the particular Priority Stock offered thereby (the "Offered Priority Stock") will describe the following terms of the Offered Priority Stock: (1) the designation and stated value per share of the Offered Priority Stock and the number of shares offered; (2) the amount of liquidation preference per share of the Offered Priority Stock; (3) the initial public offering price at which the Offered Priority Stock will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (5) any redemption or sinking fund provisions; (6) any conversion or exchange rights; (7) whether the Company has elected to offer Depositary Shares as described below under "Description of Depositary Shares"; and (8) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

  The Priority Stock will have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in the applicable Prospectus Supplement.

GENERAL. The Priority Stock will be, upon issuance against full payment therefor, fully paid and nonassessable. The holders of Priority Stock will not have any preemptive rights. The applicable Prospectus Supplement will contain a description of certain United States Federal income tax consequences relating to the purchase and ownership of the Offered Priority Stock.

RANK. With respect to dividend rights and rights upon the liquidation, dissolution or winding up of the Company, each share of Preferred Stock will rank on a parity with each other share of Preferred Stock, irrespective of series, and will rank prior to the Common Stock and the Preference Stock and any other class or series of capital stock of the Company hereafter authorized over which the Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company. With respect to dividend rights and rights upon the liquidation, dissolution or winding up of the Company, each share of Preference Stock will rank on a parity with each other share of Preference Stock, irrespective of series, and will rank prior to the Common Stock and any other class or series of capital stock of the Company hereafter authorized over which the Preference Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company.

  The Priority Stock will be junior to all outstanding debt of the Company. Each series of Priority Stock will be subject to creation of preferred or preference stock ranking senior to, on a parity with or junior to such Priority Stock to the extent not expressly prohibited by the Company's Restated Articles of Incorporation.

DIVIDENDS. Holders of shares of Priority Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Company legally available for payment, cash dividends, payable at such dates and at such rates per share per annum as set forth in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each declared dividend will be payable to holders of record as they appear at the close of business on the stock books of the Company (or, if applicable, on the records of the Depositary (as hereinafter defined) referred to below under "Description of Depositary Shares") on such record dates, not more than 60 calendar days preceding the payment dates thereof, as are determined by the Board of Directors (each of such dates, a "Record Date").

  Such dividends may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. If dividends on a series of Priority Stock are noncumulative and if the Board of Directors fails to declare a dividend in respect of a dividend period with respect to such series, then holders of such Priority Stock will have no right to receive a dividend in respect of such dividend period, and the Company will have no obligation to pay the dividend for such period, whether or not dividends are declared payable on any future dividend payment date.

  No full dividend will be declared or paid or set apart for payment on the Preferred Stock of any series or the Preference Stock of any series for any dividend period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on all the outstanding shares of Preferred Stock or Preference Stock, as applicable, for all dividend periods terminating on or prior to the end of such dividend period. When dividends are not paid in full as aforesaid on all shares of Preferred Stock or Preference Stock, as the case may be, any dividend payments (including accruals, if any) on the Preferred Stock or Preference Stock, as applicable, will be paid to the holders of the shares of the Preferred Stock or Preference Stock, as the case may be, ratably in proportion to the respective sums which such holders would receive if all dividends thereon accrued to the date of payment were declared and paid in full. Accruals of dividends will not bear interest. So long as any shares of Preferred Stock or Preference Stock are outstanding, in no event will any dividends, whatsoever, whether in cash or property, be paid or declared, nor will any distribution be made, on any class of stock ranking subordinate to the Preferred Stock or Preference Stock, as the case may be, nor will any shares of stock ranking subordinate to the Preferred Stock or Preference Stock, as the case may be, be purchased, redeemed or otherwise acquired for consideration by the Company or any subsidiary of the Company, unless all dividends on the Preferred Stock or Preference Stock, as applicable, for all past quarterly dividend periods will have been paid or declared and a sum sufficient for the payment thereof set apart. The foregoing provisions will not, however, apply to a dividend payable solely in shares of any stock ranking subordinate to the Preferred Stock or Preference Stock, as the case may be, or to the acquisition of shares of any stock ranking subordinate to the Preferred Stock or Preference Stock, as the case may be, in exchange solely for shares of any other stock ranking subordinate to the Preferred Stock or Preference Stock, as applicable.

  See "Description of the Common Stock--Dividends" for certain contractual limitations on dividends.

LIQUIDATION. In the event of a liquidation, dissolution or winding up of the Company, the holders of the Offered Priority Stock will be entitled, subject to the rights of creditors, but before any distribution or payment to the holders of Common Stock or any other security ranking junior to the Offered Priority Stock, to receive an amount per share determined by the Board of Directors and set forth in the applicable Prospectus Supplement plus accrued and unpaid dividends to the distribution or payment date (whether or not earned or declared). However, neither the merger, nor the sale, lease or conveyance of all or substantially all of the assets of the Company will be deemed a liquidation, dissolution or winding up of the Company for purposes of this provision. In the event that the assets available for distribution with respect to the Preferred Stock or Preference Stock, as the case may be, are not sufficient to satisfy the full liquidation rights of all the outstanding Preferred Stock or Preference Stock, as applicable, then such assets will be distributed to the holders of such Preferred Stock or Preference Stock, as the case may be, ratably in proportion to the full amounts to which they would otherwise be respectively entitled. After payment of the full amount of the liquidation preference, the holders of Priority Stock will not be entitled to any further participation in any distribution of assets by the Company.

VOTING RIGHTS. At any time dividends in an amount equal to six quarterly dividend payments on the Preferred Stock of any series, whether or not consecutive, or six quarterly dividend payments on the Preference Stock of any series, whether or not consecutive, shall be unpaid in whole or in part, holders of the Preferred Stock or Preference Stock, as the case may be, shall have the right to a separate class vote to elect two members of the Board of Directors at the next annual meeting of stockholders and thereafter until such arrearages in dividends have been declared and paid or declared and a sum sufficient for the payment thereof set apart in trust for the holders entitled thereto, at which time the rights of the holders of the Preferred Stock or the Preference Stock, as the case may be, to elect such directors will cease and the terms of such two directors will terminate.

  Without the affirmative vote of the holders of two-thirds of the Preferred Stock or two-thirds of the Preference Stock, as the case may be, then outstanding (voting separately as a class, without respect to series), the Company may not adopt any proposed amendment to the Company's Restated Articles of Incorporation which (i) authorizes, or increases the number of authorized shares of, any capital stock (which, in the case of the Preference Stock, includes any increase in the number of authorized shares of Preferred Stock) or any security or obligation convertible into any other capital stock ranking prior to the Preferred Stock or the Preference Stock, as the case may be, in the distribution of assets on any liquidation, dissolution or winding up of the Company or in the payment of dividends (and if an affirmative vote of the holders of each series of Preferred Stock or each series of Preference Stock is required by law, the affirmative vote of the holders of at least a majority of the shares of each such series at the time outstanding will also be required to adopt any such proposed amendment) or (ii) affects adversely the relative rights, preferences, qualifications, limitations or restrictions of the outstanding Preferred Stock or Preference Stock, as the case may be, or the holders thereof, provided, that if any such amendment affects adversely the relative rights, preferences, qualifications, limitations or restrictions of less than all series of the Preferred Stock or less than all series of the Preference Stock, as the case may be, at the time outstanding, then only the affirmative vote of the holders of at least two-thirds of the shares of each series so affected is necessary. However, any amendment to the Company's Restated Articles of Incorporation to authorize, or to increase the number of authorized shares of, any capital stock ranking on a parity with the Preferred Stock or the Preference Stock, as the case may be, in the distribution of assets on any liquidation, dissolution or winding up of the Company or in the payment of dividends will not be deemed to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Preferred Stock or the Preference Stock, as the case may be, or any series thereof. Without the affirmative vote of the holders of at least a majority of the shares of the Preferred Stock or a majority of the shares of the Preference Stock, as the case may be, at the time outstanding (or, if an affirmative vote of the holders of the shares of the Preferred Stock or the Preference Stock of each series is required by law, without the affirmative vote of holders of at least a majority of the shares of the Preferred Stock or the Preference Stock, as the case may be, of each series at the time outstanding), the Company may not adopt any proposed amendment to the Company's Restated Articles of Incorporation which increases the number of authorized shares of, the Preferred Stock or the Preference Stock, as the case may be, or authorizes, or increases the number of authorized shares of any capital stock or any security or obligation convertible into any capital stock ranking on a parity with the Preferred Stock or the Preference Stock, as the case may be, in the distribution of assets on any liquidation, dissolution or winding up of the Company or in the payment of dividends, or to authorize any sale, lease or conveyance of all or substantially all of the assets of the Company, or to adopt any agreement of merger of the Company with or into any other corporation or any agreement of merger of any other company with or into the Company; provided that no such vote of the holders of the Preferred Stock or the Preference Stock, as the case may be, will be required to adopt any such agreement of merger if none of the relative rights, preferences, qualifications, limitations or restrictions of the outstanding Preferred Stock or Preference Stock, as applicable, or any series thereof would be adversely affected thereby and if the corporation resulting therefrom will have thereafter no authorized stock ranking prior to or on a parity with the Preferred Stock or the Preference Stock, as the case may be, in the distribution of assets on any liquidation, dissolution or winding up of such resulting corporation or in the payment of dividends, except the same number of authorized shares of stock with the same relative rights, preferences, qualifications, limitations and restrictions thereof as the stock of the Company authorized immediately preceding such merger and if each holder of the shares of the Preferred Stock or the Preference Stock, as the case may be, immediately preceding such merger receives the same number of shares, with the same relative rights, preferences, qualifications, limitations and restrictions thereof, of stock of such resulting corporation.

  Except as described above or as required by law, the Priority Stock will not be entitled to any voting rights unless provided for in the applicable Certificate of Designations and set forth in the applicable Prospectus Supplement. As more fully described under "Description of Depositary Shares" below, if the Company elects to issue Depositary Shares, each representing a fraction of a share of a series of the Priority Stock, each such Depositary Share will, in effect, be entitled to such fraction of a vote per Depositary Share.

NO OTHER RIGHTS. The shares of a series of Priority Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable Prospectus Supplement, the Restated Articles of Incorporation and the Certificate of Designations or as otherwise required by law.

TRANSFER AGENT AND REGISTRAR. The transfer agent for the Offered Priority Stock will be described in the applicable Prospectus Supplement.

                       DESCRIPTION OF DEPOSITARY SHARES

  The following is a description of certain general terms and provisions of the Depositary Shares. The particular terms of any series of Depositary Shares will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The summary of terms of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts (as defined below) contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, reference to the forms of the Deposit Agreement and Depositary Receipts which have been or will be filed with the Commission at or prior to the time of the offering of such Depositary Shares.

GENERAL. The Company may, at its option, elect to offer fractional interests in shares of Preferred Stock and Preference Stock, rather than shares of Preferred Stock or Preference Stock. In the event such option is exercised, the Company will provide for the issuance by a Depositary to the public of receipts for Depositary Shares ("Depositary Receipts"), each of which will represent a fractional interest.

  The shares of any series of the Preferred Stock or Preference Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in a share of Preferred Stock or Preference Stock underlying such Depositary Shares, to all the rights and preferences of the Preferred Stock or Preference Stock underlying such Depositary Share (including dividend, voting, redemption, conversion and liquidation rights).

  The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement.

  Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

  Upon surrender of Depositary Receipts at the office of the Depositary and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Shares is entitled to have the Depositary deliver to such holder the whole shares of Preferred Stock or Preference Stock underlying the Depositary Shares evidenced by the surrendered Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS. The Depositary will distribute all cash dividends or other cash distributions received in respect of the applicable Preferred Stock or Preference Stock to the record holders of Depositary Shares relating to such Preferred Stock or Preference Stock in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

  In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

  The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock or Preference Stock shall be made available to holders of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES. If a series of the Preferred Stock or Preference Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock or Preference Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock or Preference Stock. Whenever the Company redeems shares of Preferred Stock or Preference Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to shares of Preferred Stock or Preference Stock so redeemed. If less than all of the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

  After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING THE PREFERRED STOCK AND PREFERENCE STOCK. Upon receipt of notice of any meeting at which the holders of the Preferred Stock or Preference Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock or Preference Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for such Preferred Stock or Preference Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock or Preference Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock or Preference Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of Preferred Stock or Preference Stock to the extent it does not receive specific instructions from the holders of Depositary Shares relating to such Preferred Stock or Preference Stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares relating thereto have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock or Preference Stock of the relevant series in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of the related Depositary Shares.

CHARGES OF DEPOSITARY. The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and the Preference Stock and any redemption of the Preferred Stock and the Preference Stock. Holders of Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

MISCELLANEOUS. The Depositary will forward to the holders of Depositary Shares all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of the applicable Preferred Stock or Preference Stock.

  Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares, Preferred Stock or Preference Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock or Preference Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY. The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                          DESCRIPTION OF COMMON STOCK

  The following is a description of certain terms of the Common Stock. This description does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Company's Restated Articles of Incorporation.

GENERAL. The Company is authorized to issue up to 150 million shares of Common Stock. As of September 28, 1997, there were approximately 42 million shares of Common Stock outstanding held by approximately 4,800 shareholders of record. Subject to the limitations described below and the prior rights of the Preferred Stock and Preference Stock, the Common Stock, $2.50 par value, of the Company is entitled to dividends when and as declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share. There is no provision for cumulative voting or preemptive rights. The holders of Preferred Stock and the holders of Preference Stock are each entitled to elect two directors of the Company upon default in the payment of six quarterly dividends on any series of such class and have voting rights with respect to amendments of the Restated Articles of Incorporation affecting certain of their rights and in the case of certain mergers, consolidations and dispositions of substantially all the Company's assets. See "Description of Preferred Stock and Preference Stock--Voting Rights". Upon any liquidation, voluntary or involuntary, of the Company, holders of Common Stock are entitled ratably to all the assets of the Company after payment of the Company's liabilities and satisfaction of the liquidation preferences of the Preferred Stock and the Preference Stock. The outstanding shares of Common Stock are, and any shares of Common Stock offered pursuant to a Prospectus Supplement will be, upon issuance against full payment therefor, fully paid and non-assessable.

  The Company's Common Stock is listed on the New York and Pacific Stock Exchanges. The transfer agent and registrar for the Common Stock is The First National Bank of Chicago, Chicago, Illinois.

DIVIDENDS. No dividends or distributions may be declared or paid or made on, or acquisitions made of, any Common Stock unless dividends on all outstanding Preferred Stock and Preference Stock for all past quarterly dividend periods have been declared and paid or a sum sufficient for payment set apart. A number of the agreements under which the Company has borrowed money restrict the Company's payment of dividends (other than stock dividends) and distributions on and the redemption, purchase and acquisition by the Company of its capital stock, including the Preferred Stock and the Preference Stock. These restrictions typically limit the sum of all such payments, distributions, redemptions, purchases and acquisitions from a given date to a specified amount of retained earnings at such date plus consolidated net income and the net proceeds to the Company from the sale of its capital stock and indebtedness converted into such stock after such date. Several such agreements require the Company to maintain minimum net worth and working capital at specified levels. In addition, at any time the Company is in default under its revolving credit facility or certain other financing arrangements, the Company would be prohibited from paying dividends. The Company is presently unaware of any facts or circumstances that would give rise to any such default.

SHAREHOLDERS' RIGHTS PLAN. The Company has a Shareholders' Rights Plan which it first adopted in 1986 (the "Rights Plan"). The Rights Plan provides that each share of Common Stock has associated with it a stock purchase right. The Rights Plan becomes operative when a person or entity acquires 15% of the Common Stock or commences a tender offer to purchase 20% or more of the Common Stock without the approval of the Company's Board of Directors. In the event a person or entity acquires 15% of the Common Stock, each right, except for the acquiring person's rights, can be exercised to purchase $400 worth of Common Stock for $200. In addition, for a period of 10 days after such acquisition, the Board of Directors can exchange such right for a new right which permits the holders to purchase one share of Common Stock for $1. If a person or entity commences a tender offer to purchase 20% or more of the Common Stock, unless the Board of Directors redeems the rights within 10 days of the event, each right can be exercised to purchase one share for $200. If the person or entity becomes an acquiring person, then the provisions noted above apply. The Rights Plan also allows holders of the rights to purchase shares of the acquiring person's stock at a discount if the Company is acquired or 50% of the assets or earnings power of the Company is transferred to an acquiring person.

ANTITAKEOVER PROVISIONS OF INDIANA LAW. Indiana Code (S) 23-1-42 (the "Control Share Act") provides that any person or group of persons that acquires the power to vote more than one-fifth of certain corporations' shares shall not have the right to vote such shares unless granted voting rights by the holders of a majority of the outstanding shares of the corporation and by the holders of a majority of the outstanding shares excluding "interested shares". Interested shares are those shares held by the acquiring person, officers of the corporation and employees of the corporation who are also directors of the corporation. If the approval of voting power for the shares is obtained, additional shareholder approvals are required when a shareholder acquires the power to vote more than one-third and more than a majority of the voting power of the corporation's shares. In the absence of such approval, the additional shares acquired by the shareholder may not be voted.

  If the shareholders grant voting rights to the shares after a shareholder has acquired more than a majority of the voting power, all shareholders of the corporation are entitled to exercise statutory dissenters' rights and to demand the value of their shares in cash from the corporation. If voting rights are not accorded to the shares, the corporation may have the right to redeem them. The provisions of the Control Share Act do not apply to acquisitions of voting power pursuant to a merger or share exchange agreement to which the corporation is a party.

  The Company's By-laws provide that Cummins is not subject to the Control Share Act; however, such By-laws may be amended by the Board of Directors without a shareholder vote.

  Indiana Code (S) 23-1-43 (the "Business Combination Act") prohibits a person who acquires beneficial ownership of 10% or more of certain corporations' shares (an "Interested Shareholder"), or any affiliate or associate of an Interested Shareholder, from effecting a merger or other business combination with the corporation for a period of five years from the date on which the person became an Interested Shareholder, unless the transaction in which the person became an Interested Shareholder was approved in advance by the corporation's Board of Directors. Following the five-year period, a merger or other business combination may be effected with an Interested Shareholder only if (a) the business combination is approved by the corporation's shareholders, excluding the Interested Shareholder and any of its affiliates or associates, or (b) the consideration to be received by shareholders in the business combination is at least equal to the highest price paid by the Interested Shareholder in acquiring its interest in the corporation, with certain adjustments, and certain other requirements are met. The Business Combination Act broadly defines the term "business combination" to include mergers, sales or leases of assets, transfers of shares of the corporation, proposals for liquidation and the receipt by an Interested Shareholder of any financial assistance or tax advantage from the corporation, except proportionately as a shareholder of the corporation.

  The overall effect of the above provisions may be to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control of the Company by a holder of a large block of the Company's stock or other person, or the removal of incumbent management, even if such actions may be beneficial to the Company's shareholders generally.

INVESTMENT AGREEMENTS. In July 1990, the Company entered into an Investment Agreement with Kubota Corporation, a Japanese corporation ("Kubota"), pursuant to which, among other things, in consideration of $49,985,000 received from Kubota, Kubota was issued one share of a newly created series of the Company's Preference Stock, designated Convertible Preference Stock, Series K (the "Series K Preference Stock"), which Series K Preference Stock was subsequently converted into 799,760 shares of Common Stock. The consideration received from Kubota represented a price of $62.50 per share of Common Stock. On October 12, 1993, the Company's Board of Directors declared a 2-for-1 stock split of the Common Stock, which stock split was effected on October 25, 1993. As a result of the stock split, Kubota holds 1,599,520 shares of Common Stock, having a basis of $31.25 per share of Common Stock.


  The Investment Agreement with Kubota, among other things, prohibits Kubota and its affiliates (as defined in Rule 12b-2 under the Exchange Act), except in limited circumstances, from (i) acquiring additional securities of the Company having the ordinary power to vote, in the absence of contingencies, in the election of directors of the Company ("Voting Securities") in excess of 5.4%; (ii) making any public announcement or proposal regarding any merger, consolidation or certain other extraordinary transactions unless solicited by the Company's Board of Directors; (iii) participating in any solicitation of proxies or election contest; (iv) proposing any matter for submission to a vote of the Company's shareholders; (v) participating in a group with respect to any Voting Securities; (vi) granting any proxy to any person not designated by the Company; (vii) entering into any discussions, negotiations, arrangements or understandings with respect to any of the foregoing provisions; (viii) disclosing to any third party any intention, plan or arrangement inconsistent with the foregoing provisions or the provisions regarding restrictions on transfers of Voting Securities; and (ix) requesting the Company to waive, amend or modify any standstill provision.

  If Kubota's interest is diluted through subsequent issuances of Voting Securities by the Company, Kubota has the right under its Investment Agreement to purchase additional Voting Securities of the

Company in the open market, through privately negotiated transactions or directly from the Company (on the same terms as such subsequent issuances in the case of acquisitions directly from the Company), up to an amount that would result in Kubota beneficially owning the same percentage of the total Voting Securities as that owned immediately prior to such issuances. In the event that Kubota elects to acquire some or all of such shares of Common Stock, the Company could be required to issue new shares of Common Stock to Kubota.

  In the event the Board of Directors approves any transaction pursuant to which the Company is to be acquired in a merger, consolidation or sale of substantially all its assets, or pursuant to which a person is to acquire voting securities representing a majority of the voting power of all then outstanding Voting Securities, then, as long as that transaction is being pursued, Kubota would be permitted to make a tender or exchange offer notwithstanding the restrictions on acquiring additional Voting Securities and on making acquisition proposals described above.

  Except for the limited restrictions as set forth more fully in the Investment Agreement, Kubota is not restricted from selling or transferring any voting Securities.

  Notwithstanding the transfer restrictions, Kubota is permitted to tender its Voting Securities into a tender or exchange offer commenced by the Company (or a subsidiary of the Company) or approved by the Board of Directors. If any other tender or exchange offer is consummated and the bidder acquires Voting Securities representing more than 50% of the voting power of the Voting Securities then outstanding, Kubota has the right to require the Company to purchase the amount of Voting Securities which would have been purchased in that offer had Kubota tendered its shares.

  Kubota is free to vote its Voting Securities as it sees fit on any matter submitted to a vote of the Company's shareholders, except that Kubota is required to vote for the election of all nominees included in the Company's slate of directors.

  The term of the Investment Agreement is until the earlier of (i) the later of six years and the first date Kubota ceases to beneficially own Voting Securities representing at least 5% of the total voting power of all then outstanding Voting Securities and (ii) ten years; provided that certain provisions of the Investment Agreement will explicitly survive its stated term.

  Pursuant to, and as provided in, the Investment Agreement the Company agreed to amend the Rights Plan to permit acquisitions of Voting Securities permitted by the Investment Agreement.

  The foregoing descriptions of the Investment Agreement with Kubota and the Amendment to the Rights Agreement are subject to, and qualified in their entirety by, reference to each such agreement, certificate or document.

                            DESCRIPTION OF WARRANTS

GENERAL. The Company may issue Warrants, including Warrants to purchase Debt Securities ("Debt Warrants"), as well as other types of Warrants ("Other Warrants"). Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate warrant agreement (each a "Warrant Agreement") to be entered into between the Company and a warrant agent ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The summary of terms of the Debt Warrants and the Other Warrants contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the form of the Warrant Agreement which has been or will be filed with the Commission at or prior to the time of the offering of such Warrants.

DEBT WARRANTS. The Prospectus Supplement relating to particular Debt Warrants offered thereby will describe the following terms of such Debt Warrants: (1) the title of such Debt Warrants; (2) the aggregate number of such Debt Warrants; (3) the price or prices at which such Debt Warrants will be issued;
(4) the currency or currencies, including composite currencies, in which the price of such Debt Warrants may be payable; (5) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants; (6) if applicable, the designation and terms of the Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security; (7) the currency or currencies, including composite currencies, in which the principal of or any premium or interest on the Debt Securities purchasable upon exercise of such Debt Warrant will be payable; (8) if applicable, the date on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (9) the price at which and currency or currencies, including composite currencies, in which the Debt Securities purchasable upon exercise of such Debt Warrants may be purchased; (10) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire; (11) if applicable, the minimum or maximum amount of such Debt Warrants which may be exercised at any one time; (12) information with respect to book-entry procedures, if any; (13) if applicable, a discussion of certain United States Federal income tax considerations; and (14) any other terms of such Debt Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Debt Warrants.

OTHER WARRANTS. The Prospectus Supplement relating to particular Other Warrants offered thereby will describe the following terms of such Other
Warrants: (1) the title of such Other Warrants; (2) the securities (which may include Preferred Stock, Preference Stock, Depositary Shares or Common Stock) for which such Other Warrants are exercisable; (3) the price or prices at which such Other Warrants will be issued; (4) the currency or currencies, including composite currencies, in which the price of such Other Warrants may be payable; (5) if applicable, the designation and terms of the Debt Securities, Preferred Stock, Preference Stock or Depositary Shares with which such Other Warrants are issued and the number of such Other Warrants issued with each such Debt Security, share of Preferred Stock or Preference Stock or Depositary Share; (6) if applicable, the date on and after which such Other Warrants and the related Debt Securities, Preferred Stock, Preference Stock or Depositary Shares will be separately transferable; (7) if applicable, a discussion of certain United States Federal income tax considerations; and (8) any other terms of such Other Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Other Warrants.


                             PLAN OF DISTRIBUTION

  The Company may sell Securities to one or more underwriters for public offering and sale by them or may sell Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement. Any sale of Securities to one or more underwriters may include stand-by call arrangements or other arrangements whereby an underwriter purchases Securities directly or indirectly from the Company in connection with a redemption of securities convertible into Securities.

  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the offered Securities.

  In connection with the sale of Securities, underwriters or agents acting on the Company's behalf may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of Securities may be deemed to be underwriting discounts and commissions under the Securities. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

  If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with which Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investments companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. The obligations of any purchaser under any Contract will not be subject to any conditions except that (i) the purchase by an institution of the Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are also being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by the Contracts. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of the Contracts.

                            VALIDITY OF SECURITIES

  The validity of the Securities offered will be passed upon for the Company by Pamela F. Carter, Esq., Vice President-General Counsel of the Company, Columbus, Indiana and for the Underwriters or agents, if any, by Davis Polk & Wardwell, New York, New York. Ms. Carter may rely as to matters of New York law upon the opinion of Cravath, Swaine & Moore, New York, New York. Davis Polk & Wardwell will rely as to matters of Indiana law upon the opinion of Ms. Carter.

                                    EXPERTS

  The consolidated financial statements and schedules included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for the cost of retiree's health care and life insurance benefits, post employment benefits and income taxes.

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 NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTA-
TIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPEC-TUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PRO-SPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUP-PLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECU-RITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

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                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information...................................................... S-2
Incorporation of Certain Documents by Reference............................ S-2
The Company................................................................ S-3
Recent Developments........................................................ S-8
Use of Proceeds............................................................ S-10
Capitalization............................................................. S-10
Selected Financial Data.................................................... S-11
Description of Offered Securities.......................................... S-12
United States Taxation..................................................... S-16
Underwriting............................................................... S-19
Experts.................................................................... S-20
Validity of Securities..................................................... S-20

                                  PROSPECTUS

Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
Use of Proceeds............................................................    3
Ratio of Earnings to Fixed Charges.........................................    3
Price Range of Common Stock and Dividends..................................    4
Description of Debt Securities.............................................    4
Description of Preferred Stock and Preference Stock........................   10
Description of Depositary Shares...........................................   13
Description of Common Stock................................................   16
Description of Warrants....................................................   19
Plan of Distribution.......................................................   20
Validity of Securities.....................................................   21
Experts....................................................................   21

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                                 $765,000,000

                                CUMMINS ENGINE
                                 COMPANY, INC.

                     $125,000,000  % NOTES DUE     , 2003

                     $225,000,000  % NOTES DUE     , 2005

                   $250,000,000  % DEBENTURES DUE     , 2028

                   $165,000,000  % DEBENTURES DUE     , 2098



                                 -------------

                                 LOGO CUMMINS

                                 -------------

                             GOLDMAN, SACHS & CO.

                          CREDIT SUISSE FIRST BOSTON

                               J.P. MORGAN & CO.


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